NOSTRUM
                              PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
505 Thornall Street, Suite 304, Edison NJ 08837                Tel: 732-635-0036
                                                               Fax: 732-635-0042


                                               September 15, 2006

BY FEDEX

Ronald Howard Lane, Ph.D.
Chairman and Chief Executive Officer
Synovics Pharmaceuticals, Inc.
2575 East Camelback Road, SUITE 450
Phoenix, Arizona 85016

Dear Dr. Lane:

          I hereby resign, effective immediately, as a Director of Synovics Pharmaceuticals, Inc. (the "Company").

          My decision to resign as a Director of the Company was precipitated by your recent conduct as Chairman of the Board and Chief Executive Officer, which I believe has inhibited and will continue to inhibit my ability to perform my duties and fulfill my obligations to the shareholders of the Company as required under the Nevada General Corporation Law.

          I take very seriously the duties and obligations associated with being a director of a publicly traded Nevada corporation. It has been my view that my role as a director of the Company was to act lawfully, prudently and at all times in the best interests of the Company. During the past several months, however, you, the other members of the Board and employees of the Company under your direction have acted in a manner designed to curtail meaningful participation by me in my role as a director of the Company.

          Specifically, I have been asked to vote on matters as a director of the Company while being denied access to the information needed by me to make informed decisions with respect to such matters. One particularly egregious example of this was your conduct as Chairman, with the support of your longtime associates Richard Feldheim and William McCormick, at the meeting of the Board of Directors held on Friday, September 8, 2006, at which the directors were asked, among other things, to consider and vote upon, (i) an amendment of the Company's by-laws purporting to add to the by-laws an advance notice provision which would restrict the ability of shareholders to bring business before the Company's annual meeting of shareholders, (ii) an amendment of the Company's by-laws purporting to add to the by-laws an advance notice provision which would restrict the ability of shareholders to nominate persons to potentially serve as directors of the Company and (iii) the purported adoption by the Company of a "poison


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Mr. Ronald Howard Lane, Ph.D.
September 15, 2006
Page 2



pill" Shareholder Rights Agreement. I was first informed by e-mail about these items without explanation and provided with more than 40 pages of documentation to review and consider in connection With these items only several hours before the meeting. Given the complexity of these proposals, this gave me little time to thoroughly review, digest and consider these materials prior to the meeting.

          Neither you nor anyone else prior to the Board meeting provided me with any explanation regarding any of the matters presented for decision at the meeting, including those referred to above. Despite my prior request the agenda for the meeting itself was provided to me only during the meeting. Moreover, copies of the proposed minutes for prior meetings of the Board which you requested the Board to approve were furnished to members of the Board only minutes for the meeting convened.

          In addition, I have been denied the opportunity to ask questions to and obtain answers from the Company's legal counsel, Robert Brown, Esq. -- on occasions when Mr. Brown had been asked to address legal matters on which the Board was requested to take action. One example of this occurred at the September 8, 2006 Board meeting when you instructed Mr. Brown not to answer my question regarding the legal terms and technical mechanics of the proposed "poison pill" Shareholder Rights Agreement, the very agreement on which I was being asked to vote.

          I have also been denied the opportunity, on a number of occasions, to engage in full substantive deliberations with the other members of the Board with respect to matters on which I was then being asked to vote. For example, you as Chairman of the Board have severely restricted the ability of directors to discuss matters on which the Board was requested to act by either refusing to allow discussion of certain items at all or by abruptly and prematurely terminating discussions with respect to certain items and calling for an immediate vote on those items prior to all views of Board members being properly aired.

          On numerous other occasions, you, as Chairman and Chief Executive Officer, have denied my requests for financial, management and other reports and information regarding the operations and condition of the Company, to which I was entitled as a director. Your refusal to provide me as a director with Company records has even extended to the provision of copies of the minutes of Board meetings for the period that I have served as a member of the Board, the current by-laws of the Company and a set of the closing documents prepared by Mr. Brown's firm relating to the Company's strategic transactions which I had approved as direct or and regarding which I had also served as a guarantor for the Company's benefit.

          I have previously made known to you my unhappiness with your management of the Company, your lack of effective leadership, the uninformed and acquiescent support that you invariably receive from Messrs. Feldheim and McCormick and your persistent refusal to provide to me with material information concerning those matters on which the Board is required to act. My actions today reiterate these views.



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Mr. Ronald Howard Lane, Ph.D.
September 15, 2006
Page 3



          Although I have resigned my position as a director of the Company, please be advised that my resignation does not in any way constitute a waiver of the rights of Nostrum Pharmaceuticals, Inc. ("Nostrum") set forth in Section 4.7 of the Technology License Agreement dated as of March 16, 2005, as amended, between the Company and Nostrum.



                                      Very truly yours,


                                      /s/ Nirmal Mulye
                                      ----------------
                                      Nirmal Mulye, Ph.D.

cc: Mr. Richard Feldheim
    Mr. William McCormick






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